Equinor ASA - buy-back of shares

Oslo, 1 February 2022

Please see below information about transactions made under the share buy-back programme for Equinor ASA.

Date on which the buy-backp rogramme was announced: 27 October 2021

The duration of the buy-back programme: 31 January 2022

On 31 January 2022, Equinor ASA has purchasead a total of 782 own shares at the Oslo Stock Exchange at an average price of NOK 246.1560 per share.

The second tranche of the share buy-back programme has now been completed.

Aggregated overview of transactions per day

Overview of transactions			
Date	Aggregated daily volume (number of shares)	Weighted average share price per day (NOK)	Total daily transaction value (NOK)
31.01.22	782	246.1560	192,493.99
Previously disclosed buy-backs under the second tranche of the 2021 programme (accumulated)	12,387,526	235.2339	2,913,965,593.83
Previously disclosed buy-backs under the first tranche of the 2021 programme (accumulated)	4,575,502	189.5059	867,084,609.04
Accumulated under the buy-back programme	16,963,810	222.9006	3,781,242,696.86

The issuer's holding of own shares:
Following the completion of the above transactions, Equinor ASA owns a total of 16,963,810 of own shares, corresponding to 0.52% of Equinor's share capital.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirement pursuant to Section 5-12 the Norwegian Securities Trading Act.

Appendix:
An overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Submission Period 31-Jan-22

Individual trade details:

Name of the Issuer	Date	Time	Identity code of the financial instrument	Price (NOK)	Quantity bought
EQUINOR ASA	31/01/2022	08:40:10	NO0010096985	247.25	170
EQUINOR ASA	31/01/2022	10:13:33	NO0010096985	245.95	190
EQUINOR ASA	31/01/2022	12:55:13	NO0010096985	246.55	161
EQUINOR ASA	31/01/2022	14:50:29	NO0010096985	245.35	219
EQUINOR ASA	31/01/2022	14:50:29	NO0010096985	245.35	41
EQUINOR ASA	31/01/2022	14:53:37	NO0010096985	245.45	1